                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )*

                            Echelon Acquisition Corp.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                 not applicable
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                                 (CUSIP Number)

                                   William Tay
                                 P.O. Box 42198
                             Philadelphia, PA 19101
                                 (215) 359-2163
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the
Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (Entities Only)

       William Tay

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
       OO

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       US

                    ----------------------------------------
                    7.    Sole Voting Power
                          11,500,000
 NUMBER OF          ----------------------------------------
    SHARES          8.    Shared Voting Power
  OWNED BY                -0-
    EACH            ----------------------------------------
 REPORTING          9.    Sole Dispositive Power
PERSON WITH               11,500,000
                    ----------------------------------------
                    10.   Shared Dispositive Power
                          -0-
                    ----------------------------------------

11.    Aggregate Amount Beneficially Owned By Each Person:
       11,500,000 Shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (see Instructions) [ ]

13.    Percent of Class Represented By Amount In Row (11)
       98.7%

14     Type of Reporting Person (See Instructions)
       IN

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ITEM 1.  SECURITY AND ISSUER.

       This statement relates to shares of Common Stock, par value $0.001 per share, of Echelon Acquisition Corp., a Delaware corporation, P.O. Box 42198,
Philadelphia, Pa 19101. The Company's registered statutory office is located at
Harvard Business Services, Inc., 25 Greystone Manor, Lewes, Delaware 19958.

ITEM 2.  IDENTITY AND BACKGROUND.

       This statement is filed by William Tay (the "Reporting Person") with respect to shares directly owned by him.

       Any disclosures herein with respect to persons other than the Reporting
Person is made on information and belief after making inquiry to the appropriate party.

       The address of William Tay is P.O. Box 42198, Philadelphia, Pennsylvania
19101.

       William Tay is the president, chief executive officer, secretary, treasurer and sole director of Echelon Acquisition Corp. and is a private investor.

       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       The Reporting Person is a citizen of the US.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On February 23, 2005, the Board of Directors of Echelon Acquisition Corp.
(the "Company") approved the issuance of 11,500,000 restricted shares of the
Company's $0.001 par value Common Stock. The shares were issued to retain the services of Mr. Tay as CEO and President of the Company and were deemed fully paid and non-assessable on that date. The issuance was carried out in a private transaction pursuant to an exemption provided by Section 4(2) of the Securities
Act of 1933.

ITEM 4.  PURPOSE OF TRANSACTION.

        The Company entered into the transaction with Mr. Tay because it believes that Mr. Tay will be able to provide management assistance to the Company to locate and pursue mergers or acquisitions in order to maximize shareholder value, and continue to file all reports of the Company under the Securities Exchange Act of 1934, as amended, until such time as it has effected a business combination with a target company introduced by Mr. Tay. In connection therewith, Mr. Tay may recommend and/or vote in favor of one or more proposals which would amend the
Company's Certificate of Incorporation and for the appointment of directors.
There is no assurance that the Company will be successful in locating a suitable acquisition candidate, or that the terms of any such transaction will be favorable to existing stockholders. Any such transaction may likely result in a further change of control of the Company.

        The shares of Common Stock deemed to be beneficially owned by Mr. Tay were acquired for, and are being held for, investment purposes.

       The Reporting Person may in the future directly acquire shares of Common
Stock in open market or private transactions, block purchases or otherwise. The
Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The
Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of the close of business on February 25, 2005, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange
Act, of 11,500,000 shares of Common Stock, which totals 98.7% of the outstanding
Common Stock.

       (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

       Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Not applicable.

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 25, 2005
                                                    /s/ William Tay
                                                   -----------------------------
                                                   William Tay